Exhibit 99.2

CERTIFICATE OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma International Inc. (the "Registrant"), pursuant to 18 U.S.C. section 1350, hereby certify that, to the best of my knowledge:
1.

the Annual Report on Form 40-F of the Registrant dated May 20, 2003, for the fiscal year ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report") fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.
Dated: May 20, 2003	/signed/ "S.R. Smallbone"
S. Randall Smallbone Executive Vice-President, Finance and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission upon request.